Tidal Trust V 485BPOS

Exhibit 99.(i)(ix)

Troutman Pepper Locke LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103 troutman.com

September 25, 2026

Tidal Trust V 234 West Florida Street, Suite 700 Milwaukee, WI 53204

Re:	Tidal Trust V

Ladies and Gentlemen:

We have acted as counsel to Tidal Trust V, a statutory trust formed under the laws of the State of Delaware (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of one or more Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (File Nos. 333-289817; 811-24116) (the “Amendment”), registering an indefinite number of shares of beneficial interest (“Shares”) of the Defiance Helium and Strategic Gases ETF offering one class of Shares and a series of the Trust, under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Amendment. For purposes of rendering this opinion, we have examined the Amendment, the Declaration of Trust and By-Laws of the Trust, and the action of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

 Based upon and subject to the foregoing, we are of the opinion that:

1.	the Trust is validly existing as a statutory trust under the laws of the State of Delaware;

2.	the Trust is authorized to issue an unlimited number of shares of beneficial interest, the Shares have been duly and validly authorized by all action of the Trustees of the Trust, and no action of the shareholders of the Trust is required in such connection. the Shares to be issued pursuant to the Amendment have been duly authorized for issuance by the Trust; and

3.	when issued and paid for upon the terms provided in the Amendment, will be validly issued, fully paid and non-assessable.

This opinion is rendered solely in connection with the filing of the Amendment. We hereby consent to the filing of this opinion with the SEC in connection with the Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Troutman Pepper Locke LLP
Troutman Pepper Locke LLP

cc:	Mr. Joel Weiss, President